UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2016
001-35878
(Commission
File Number)

Intelsat S.A.
(Translation of registrant’s name into English)

4 rue Albert Borschette
Luxembourg
Grand-Duchy of Luxembourg
L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 11, 2016, Intelsat S.A. (the “Company,” “we” or “us”) announced that certain subsidiaries of Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) that currently guarantee Intelsat Jackson’s obligations under its secured credit facility have issued guarantees of the indebtedness under the indenture governing Intelsat Jackson’s 6 5/8 % Senior Notes due 2022 (the “2022 Notes”).

The Company further announced that since April 28, 2016, the date of its last quarterly report, Intelsat Jackson has purchased an aggregate principal amount of approximately $459,748,000 of 2022 Notes.  The 2022 Notes were acquired in a combination of open market and privately negotiated purchases at varying discounts to the par amount.

From time to time, we and/or our affiliates may purchase additional 2022 Notes or other securities in the open market, in privately negotiated transactions, through tender offers, exchange offers or otherwise or we and/or our affiliates may redeem the 2022 Notes or other securities that we are able to redeem pursuant to their terms.  Any such purchases by us and/or our affiliates or such redemptions by us will depend on various factors existing at that time and may be on terms that differ from then-current market prices and from other transactions completed by us and/or our affiliates.  There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we and/or our affiliates may choose to pursue.
FORWARD-LOOKING STATEMENTS

Some of the statements in this report constitute, and oral statements made from time to time by our representatives may constitute, forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.  The forward-looking statements made in this report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of the date of this report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other reports on Form 6-K, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this report and to view all forward-looking statements made in this report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: May 11, 2016	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary